Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Pan American Silver Reports Earnings per Share of $0.09 for the Second Quarter of 2019

Vancouver, B.C. - August 7, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited results for the second quarter ended June 30, 2019 ("Q2 2019"). Pan American's unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American’s Management's Discussion and Analysis ("MD&A") for the three and six months ended June 30, 2019, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.

Pan American's Q2 2019 results include the performance of the mines acquired (the "Acquired Mines") from Tahoe Resources Inc. ("Tahoe"), following the completion of that transaction on February 22, 2019 (the "Completion Date"). The Bell Creek and Timmins mines (together, "Timmins") acquired from Tahoe remain classified as assets held for sale and discontinued operations, and thus are not included in Pan American's revenue or mine operating earnings for Q2 2019.

“We delivered strong operating performance in Q2, resulting in cash flow from operations of $83.5 million," said Michael Steinmann, President and Chief Executive Officer. "The integration of the Tahoe assets is progressing well, and the associated transaction costs are now substantially behind us. Combined with the recent strengthening in precious metal prices and an outlook for lower costs, we should see operating margins improve over the remainder of the year."

Consolidated Q2 2019 Highlights:
•Net income of $18.5 million, equivalent to $0.09 basic earnings per share.
•Adjusted income of $9.0 million, equivalent to $0.04 basic adjusted income per share.
•Revenue of $282.9 million (excluding $57.5 million of revenue from the Timmins mines).
•Net cash generated from operations of $83.5 million.
•Silver production of 6.5 million ounces and gold production of 154.6 thousand ounces.
•Zinc, lead and copper production of 17.4 thousand tonnes, 6.8 thousand tonnes, and 2.1 thousand tonnes, respectively.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") were $6.67 and $10.67 per silver ounce sold, respectively, and relate to the Company’s operations other than the Acquired Mines.
•Gold Segment Cash Costs and AISC were $700 and $980 per gold ounce sold, respectively, and relate to the Acquired Mines.
•Consolidated Cash Costs and AISC were ($4.19) and $6.12 per silver ounce sold, respectively, which include by-product credits from the Acquired Mines' gold production.
•Guidance for 2019 annual Cash Costs and AISC on a consolidated silver basis has been reduced to between ($3.30) and ($1.80) per ounce and between $7.00 and $9.00 per ounce, respectively.
•Guidance for 2019 annual consolidated silver and gold production has been slightly reduced to between 25.3 and 26.3 million ounces and between 550.0 and 600.0 thousand ounces, respectively, primarily due to postponement of commercial production from the COSE and Joaquin projects by about three months. The revision is not expected to have a significant adverse impact on 2019 financial results.
•Guidance for project capital expenditures has been slightly increased to $45 million, primarily as a result of the delay in development of the COSE and Joaquin projects.
•At June 30, 2019, the Company had a cash and short-term investment balance of $138.8 million and working capital of $793.1 million. Total debt was $378.8 million (including $43.8 million of lease liabilities).
•Drilling at the La Colorada mine has further defined the skarn mineralization, indicating a high concentration of base metal and silver mineralization over large widths, as reported in Pan American's news release dated August 1, 2019.

PAN AMERICAN SILVER CORP.	1

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

•The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $7.3 million in aggregate cash dividends, payable on or about August 30, 2019, to holders of record of Pan American’s common shares as of the close on August 19, 2019. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, working capital and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	2

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

CONSOLIDATED FINANCIAL RESULTS

	June 30, 2019	December 31, 2018
Weighted average shares during period (millions)	209.5	153.3
Shares outstanding end of period (millions)	209.5	153.4

	Three months ended June 30,
	2019	2018

Revenue	$282,948	$216,460
Mine operating earnings	$36,140	$54,851
Net earnings	$18,499	$36,696
Basic earnings per share (1)	$0.09	$0.24
Adjusted earnings (2)	$9,037	$35,427
Basic adjusted earnings per share (1)	$0.04	$0.23
Net cash generated from operating activities	$83,518	$66,949
Net cash generated from operating activities before changes in working capital (2)	$63,378	$59,177
Sustaining capital expenditures	$55,911	$25,000
Project capital expenditures	$13,455	$12,675
Cash dividend per share	$0.035	$0.035
Average realized prices
Silver ($/ounce) (3)	14.90	16.40
Gold ($/ounce) (3)	1,314	1,304
Zinc ($/tonne) (3)	2,783	3,045
Lead ($/tonne) (3)	1,875	2,378
Copper ($/tonne) (3)	6,100	6,840
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for Q2 2019 and Q2 2018:

	Three months ended June 30,		Three months ended June 30,
	2019	2018	2019	2018
Silver Segment:
La Colorada	2,045	1,873	1.1	1.1
Dolores	1,226	1,088	28.5	39.8
Huaron	948	742	0.2	0.1
Morococha(1)	615	652	0.3	0.7
San Vicente(2)	940	976	0.1	0.1
Manantial Espejo	652	962	5.4	11.6
Gold Segment:
La Arena	6	—	28.4	—
Shahuindo	35	—	46.8	—
Assets held for sale:
Timmins(3)	5	—	43.8	—
Total(4)	6,474	6,294	154.6	53.4
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019 closing date of the Acquisition as described in the "Acquisition of Tahoe" section of the MD&A for the period ended June 30, 2019. The Timmins mines are classified as assets held for sale in the Company's Q2 2019 Financial Statements, as described in the Note 4 of the Company's Q2 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended June 30, 2019.
(4)Totals may not add due to rounding.

Base Metal Production
The following table provides consolidated base metal production at Pan American Silver’s operations for Q2 2019 and Q2 2018:

	Base Metal Production (tonnes '000s)
	Three months ended June 30,
	2019	2018
Zinc	17.4	14.9
Lead	6.8	5.1
Copper	2.1	2.0

PAN AMERICAN SILVER CORP.	4

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Cash Costs and AISC
The following table reflects the Cash Costs and AISC, net of by-product credits, at each of Pan American’s operations for Q2 2019 compared with Q2 2018:

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended June 30,		Three months ended June 30,
	2019	2018(2)	2019	2018(3)
La Colorada	2.82	1.13	5.07	3.46
Dolores	6.87	(6.70)	22.30	1.18
Huaron	1.64	2.27	4.45	7.88
Morococha	3.69	(6.19)	10.47	0.57
San Vicente	10.18	10.69	10.60	13.16
Manantial Espejo	18.35	9.46	14.01	7.08
Silver Segment Consolidated	6.67	1.84	10.67	5.33
Shahuindo	546	—	719	—
La Arena	652	—	1,441	—
Timmins(4)	884	—	946	—
Gold Segment Consolidated(5)	700	—	980	—
Consolidated metrics per silver ounce sold(6):
All Operations	(4.19)	1.84	6.12	6.50
All Operations before NRV inventory adjustments	(4.19)	1.84	6.46	7.72
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended June 30, 2019 for a detailed description of these measures and where appropriate a reconciliation of the measures to the Q2 2019 Financial Statements.
(2)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("by-product credits"), divided by per ounce of silver sold. Cash Costs are therefore different from previously reported Q2 2018 "Cash Costs", which were calculated based on Cash Costs net of by-product credits divided by payable silver ounces produced. The Q2 2018 Cash Costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the Q2 2019 Cash Costs per ounce sold.
(3)2018 AISC per ounce sold in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, with sustaining capital now including lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.
(4)The Timmins mines are classified as assets held for sale in the Company's Q2 2019 Financial Statements, as described in the Note 4 of the Company's Q2 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended June 30, 2019.
(5)Gold Segment Cash Costs and AISC are calculated net of credits for realized silver revenues divided by per ounce of gold sold.
(6)Calculated per silver ounce sold with gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but are not allocated in calculating AISC for each operation.

PAN AMERICAN SILVER CORP.	5

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

2019 GUIDANCE
The following tables provides our guidance for 2019, revised as at August 7, 2019. Relative to the guidance provided on May 8, 2019, management has reduced the estimate for consolidated Cash Costs and AISC to between ($3.30) and ($1.80) per ounce and between $7.00 and $9.00 per ounce, respectively, reflecting actual Cash Costs and AISC for the six months ended June 30, 2019 ("H1 2019"), a higher gold price assumption and the expected results for the remainder of 2019.

Management has also revised its guidance for consolidated silver production slightly to between 25.3 to 26.3 million ounces and gold production to between 550.0 and 600.0 thousand ounces, reflecting the postponement of commercial production from the COSE and Joaquin projects by about three months, mine scheduling adjustments at Morococha and better than expected performance at Shahuindo during H1 2019. The production in 2019 reflects a full year of production for the Silver Segment mines and from February 22, 2019, to December 31, 2019, for the Gold Segment mines.

These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada	8.0 - 8.2	4.1 - 4.8	2.50 - 3.50	3.50- 4.50
Dolores	5.2 - 5.5	114.5 - 120.0	2.80 - 3.40	15.00 - 17.00
Huaron	3.6 - 3.7	0.5	6.00 - 7.00	7.50 - 9.25
Morococha (92.3%)(2)	2.5 - 2.6	1.2 - 1.5	3.10 - 4.00	7.00 - 9.00
San Vicente (95.0%)(3)	3.5 - 3.7	0.3	10.60 - 11.50	12.25 - 13.50
Manantial Espejo/COSE/Joaquin	2.4 - 2.5	20.0 - 25.0	21.70 - 22.60	22.00 - 24.00
Total(4)	25.2 - 26.2	140.5 - 152.5	6.50 - 7.50	9.75 - 11.25
Gold Segment:
Shahuindo	0.1	137.0 - 165.0	550 - 625	875 - 1,000
La Arena	—	117.5 - 122.5	800 - 850	1,275 - 1,325
Timmins(5)	—	155.0 - 160.0	890 - 940	1,025 - 1,075
Total(4)	0.1	409.5 - 447.5	740 - 810	1,025 - 1,125
Total Production(6)	25.3 - 26.3	550.0 - 600.0	—	—
Consolidated Silver Basis(4)	—	—	(3.30) - (1.80)	7.00 - 9.00
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended June 30, 2019, for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2019 Financial Statements. The Cash Costs and AISC forecasts assume realized metal prices for H1 2019 and the following metal prices for the remainder of 2019 of $15.00/oz for silver, $2,400/tonne ($1.09/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, $6,000/tonne ($2.72/lb) for copper, and $1,375/oz for gold; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.33 of the Peruvian sol ("PEN"), 41.80 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").
(2)Morococha data represents Pan American’s 92.3% interest in the mine's production.
(3)San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended June 30, 2019, corporate G&A costs, and exploration and project development expense are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for each operation.
(5)The Timmins mines are classified as assets held for sale in the Company's Q2 2019 Financial Statements, as described in Note 4 of the Company's Q2 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended June 30, 2019. The gold production from the Timmins operations is included in the consolidated guidance, pending resolution from the sale process.
(6)Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	6

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Management's guidance for zinc, lead and copper production remains unchanged, as provided in the following table.

Consolidated Base Metal Production
(tonnes '000s)
Zinc	65.0 - 67.0
Lead	24.0 - 25.0
Copper	9.8 - 10.3

Capital Expenditures
The following table summarizes the capital expenditures for H1 2019 and the revised guidance for 2019. The guidance for project capital has increased to $45 million from $40 million, as a result of the delayed development of the COSE and Joaquin projects.

(in millions of USD)	H1 2019 Actual	Revised 2019 Guidance
La Colorada	5.8	6.5 – 7.0
Dolores	28.0	53.0 – 54.0
Huaron	5.4	6.5 – 7.5
Morococha	5.6	11.0 – 12.0
San Vicente	1.4	6.5 – 7.5
Manantial Espejo	1.4	1.5 – 2.0
Shahuindo	7.1	47.5 - 49.0
La Arena	31.9	54.0 - 56.0
Timmins(1)	4.0	16.5 - 18.0
Sustaining Capital Sub-total(1)	90.6	203.0 - 213.0
Morococha projects	0.7	2.5
Mexico projects	4.8	7.5
Joaquin and COSE projects	12.9	25.0
Acquired Mines projects(1)	5.0	10.0
Project Capital Sub-total(1)	23.4	45.0
Total Capital	114.0	248.0 - 258.0
(1)The Timmins mines are classified as assets held for sale in the Company's Q2 2019 Financial Statements, as described in Note 4 of the Company's Q2 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended June 30, 2019. The capital expenditures for the Timmins' operations are included in the consolidated guidance pending resolution from the sale process.

PAN AMERICAN SILVER CORP.	7

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Second Quarter 2019 Unaudited Results Conference Call and Webcast

Date:	August 8, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2018, and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2019, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	8

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended June 30, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2019, our estimated Cash Costs and AISC in 2019, and our expectations with respect to operating margins and future metal prices and exchange rates; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the ability of the Company to successfully put COSE and Joaquin mines into production and the timing thereof; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada, and the timing of any subsequent disclosure on such results; our growth profile and opportunities as results of the acquisition of Tahoe; and our ability to successfully integrate Tahoe’s operations and realize synergies and cost savings.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to realize the anticipated benefits and opportunities as a result of the acquisition of Tahoe; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely

PAN AMERICAN SILVER CORP.	9

Q2 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form, as well as those factors identified in the section entitled “Risk Factors” in the Company’s management information circular dated December 4, 2018 with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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